Mark B. Weeks (650) 843-5011 mweeks@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

December 15, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler
Christine Allen
Lisa Vanjoske
Dan Greenspan
Sebastian Gomez Abero

RE:	AcelRx Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed November 12, 2010
File No. 333-170594

Ladies and Gentlemen:

On behalf of AcelRx Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-170594 (the “Registration Statement”). We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2010, and will forward a courtesy package of these documents to the staff of the Commission (the “Staff”), in care of Mr. Sebastian Gomez Abero.

The Amendment is being filed in response to comments received from the Staff, by letter dated December 8, 2010, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Two

The Company acknowledges the Staff’s comment.

2.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment.

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment, and where applicable has made conforming changes to other portions of the filing.

4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

The Company is providing the Staff proofs of all graphic, visual and photographic information it intends to include in the printed prospectus supplementally.

5.	Please provide an explanation of the following terms where you first use them:

•	“bioadhesive excipient”

•	“high oral transmucosal uptake”

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Prospectus Summary section.

Sufentanil Nano Tabs, page 1

6.	You disclose in the last paragraph of this subsection that you have one issued patent in Europe. Please expand your disclosure in the Prospectus Summary section to disclose that this patent is currently subject to opposition by third parties.

In response to the Staff’s comment, the Company has expanded its disclosure on page 2 of the Prospectus Summary section.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Three

Risks Associated with Our Business, page 5

7.	Please expand your bulleted list of risks to also state that the design for the device component of your product candidates is still under development and may not be fully functional or commercially viable.

In response to the Staff’s comment, the Company has expanded the bulleted list of risks on page 6 to state that the designs for the device components of the Company’s product candidates are still under development and may not be fully functional or commercially viable.

Risk Factors, page 12

We might be unable to service our current debt ... , page 14

8.	Please expand your disclosure to describe the installment payment due dates, the current interest rate on the debt and amount of the installment payments, as well as the date when the outstanding $6.4 million will become due.

In response to the Staff’s comment, the Company has expanded its disclosure on page 14 to describe the installment payment due dates, the current interest rate on the debt and amount of the installment payments, as well as the date when the last payment and the final interest payment is due.

Our product candidates may cause adverse effects ... , page 16

9.	Please quantify the frequency or number of AEs observed in your clinical studies, as compared to the subjects treated with placebo.

In response to the Staff’s comment, the Company has expanded its disclosure on page 16 to quantify the frequency or number of AEs observed in the ARX-01 clinical studies, as compared to the subjects treated with placebo.

We rely on limited sources of supply ... , page 19

10.	Please file copies of supplier agreements as exhibits and describe the material terms of the agreements in your filing or, alternatively, please tell us why you are not substantially dependent on those suppliers.

The Company respectfully submits that it has not yet entered into any long term supply agreements for the drug (sufentanil citrate and triazolam) or the device components of the Company’s product candidates. All supply relationships to date have been for the purpose of completing clinical studies and are based on individual purchase orders. The Company is in the process of evaluating vendors in certain cases and is in the early stages of negotiating supply contracts in others; however, no long term supply contracts have been finalized.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Four

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a type that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” The Company submits that there are no current supply agreements which are material to the Company within the meaning of Regulation S-K Item 601(b)(10).

The Company’s business is not “substantially dependent” upon any particular supplier because the Company is not materially dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to any such agreement. The Company believes that it may obtain its supply of materials from other existing sources or may contract to source additional materials from new suppliers if required. The Company will, however, continue to evaluate its relationship with its suppliers to determine whether its business becomes “substantially dependent” upon any future supply agreements with such parties. Since the agreements are not material to the Company within the meaning of Regulation S-K Item 601(b)(10), the Company respectfully submits that it does not believe that it is necessary to add disclosure of the material terms of these agreements or file them as exhibits.

Our design for the device component of our product candidates ... , page 20

11.	Please expand your disclosure in the Business section to describe the stage of development for each of your devices.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 74, 79 and 82 of the Business section.

Our future success depends on our ability to retain key executives ... , page 26

12.	Please expand your risk factor to disclose that each of your executive officers is employed “at-will.”

In response to the Staff’s comment, the Company has expanded the risk factor on page 26 to disclose that each of its executive officers is employed “at-will.”

13.	This risk factor addresses two separate risks: (1) the risk of retaining key executives and other qualified personnel; and (2) the risk that consultant and advisors may be employed by others and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the company. Please separate the disclosure of these two risks under two appropriately titled risk factors.

In response to the Staff’s comment, the Company further evaluated the risk related to limited availability of consultant and advisors and determined that at this time, this is not a material risk for the Company. Therefore, in response to the Staff’s comment, the Company has revised this risk factor to focus on the risk of retaining key executives and other qualified personnel.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Five

Business, page 66

ARX-01 - Acute Post-Operative Pain, page 66

14.	We note that you are using data from 2002 and 2003 for the percentage of errors resulting in patient deaths. Please update your disclosure with more recent data.

In response to the Staff’s comment, the Company respectfully submits that it is not aware of any updated IV PCA-specific patient death-rate data. However, in response to the Staff’s comment, the Company has provided expanded disclosure on pages 67 and 71 to further illustrate the relative risk of harm of IV PCA errors as compared to other medication errors.

Sufentanil NanoTab PCA System-ARX-01 Clinical Program, page 73

15.	Please describe what you mean by the “summed pain intensity difference” when you first use this phrase.

In response to the Staff’s comment, the Company has expanded its disclosure on page 73.

Sufentanil/Triazolan NanoTab-ARX-03 Clinical Program, page 82

16.	Please describe what you mean by “Richmond Agitation-Sedation Scale” when you first use this phrase.

In response to the Staff’s comment, the Company has expanded its disclosure on page 82.

Intellectual Property, page 84

17.	Please expand your disclosure to provide the expiration date of the European Patent you hold. Also, with respect to this European Patent and the rest of the patent applications, please disclose what these patent and patent applications relate to.

In response to the Staff’s comment, the Company has expanded its disclosure on page 85.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Six

Executive Compensation, page 105

Cash Bonuses, page 111

18.	We note that in connection with the hiring of Messrs. King and Welch the compensation committee approved annual cash bonus targets. To the extent these bonuses will be paid based on the achievement of performance goals set in advance, please describe the performance goals. To the extent quantifiable, please quantify the performance metrics. Alternatively, if the bonuses will be awarded at the discretion of the board and no performance goals were set in advance, please disclose that fact.

In response to the Staff’s comment, the Company has expanded its disclosure on page 111 to reflect the fact that no performance goals have been set in advance for Mr. Welch’s or Mr. King’s annual cash bonus, and that Mr. Welch’s bonus will be awarded at the board’s discretion at a later date. Furthermore, the Company respectfully submits that at a meeting scheduled to take place in December 2010, upon recommendation of the compensation committee, the board is planning to approve Mr. King’s bonus based on the company’s progress toward an IPO and Mr. King’s general performance to date, and that any such bonus will be made in the board’s discretion. The Company will provide this additional disclosure in the Amendment No. 2 once Mr. King’s bonus has been approved by the board.

Long-Term Equity Incentive Awards, page 111

19.	Please expand your disclosure to describe and quantify, to the extent quantifiable, the corporate milestones and financial milestones that will result in the grant of an option covering 1% of the company for Mr. King and an option covering 100,000 shares for Mr. Welch. Please also disclose when the achievement of these milestones will be measured.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 114 and 118 with respect to the financial milestones that would result in the grant of an option covering 100,000 shares for Mr. Welch. Furthermore, the Company respectfully submits that at a meeting scheduled to take place in December 2010, upon recommendation of the compensation committee, the board is planning to approve the financial and corporate milestones that would result in the grant of an option covering 1% of the outstanding shares of common stock of the company upon any of the following prior to June 30, 2011: (i) completion of a partnering transaction, (ii) completion of this offering, or (iii) a private financing of at least $15 million to new investors. The Company will provide this additional disclosure in the Amendment No. 2 once the criteria for Mr. King’s option grant have been approved by the board.

Notes to Financial Statements, page F -8

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Liability Associated with Warrants to Purchase Convertible Preferred Stock, page F-12

20.	You state that “changes in the estimated fair value of the convertible preferred stock during the period are recorded through other income … ” Based on your other disclosures it appears that you are referring to your convertible preferred stock warrants. Please revise your disclosures to refer to the convertible preferred stock warrants or further advise us about why changes in the estimated fair value of the convertible preferred stock during the period are recorded in operations.

In response to the Staff’s comment, the Company has revised its disclosure on page F-12.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Seven

Note 7. Warrants, page F-20

21.	We note the fair values disclosed for the convertible preferred stock warrants at December 31, 2008 and 2009, and September 30, 2010. The total liabilities summed from the disclosures ($10,000+ 986,000+ 1,200,000 = $2,196,000) do not equal that stated on the balance sheet for September 30,2010 of $2,219,000. Please revise your disclosures such that the total convertible preferred stock warrant liabilities are consistent with the balance sheet or further advise us about why these amounts do not equal.

In response to the Staff’s comment, the Company has revised its disclosure on page F-22.

22.	With regards to valuing your 2010 warrants to purchase Series C convertible preferred stock, you disclose that you evaluated multiple potential outcomes using the Intrinsic value or Black-Scholes value with multiple scenarios, and discounted the values back to September 30, 2010. Aside from the scenarios disclosed, please tell us what other scenarios were simulated in your evaluation of potential outcomes to determine a value for your warrants. Also tell us how you evaluated the various outcomes from the scenarios to arrive at your final estimate for the 2010 warrant. Additionally, please tell us what accounting literature was relied upon in making your determination that using the intrinsic value was appropriate for valuing your warrants.

In response to the Staff’s comment, the Company respectfully submits that in determining a value for the 2010 warrants to purchase Series C convertible preferred stock, the Company relied on the guidance from The AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, 2004 (the “Practice Aid”). The Company used a Probability-Weighted Expected Return Method and an Option-Pricing Method as outlined in the Practice Aid. The Probability-Weighted Expected Return Method was used as the overall methodology, while the Option-Pricing Method was used in the recapitalization and remain-private scenarios where the exit event was expected to be significantly delayed due to unfavorable market conditions, research and development challenges, or other unforeseen events. Consistent with the common stock valuation of September 30, 2010, the Probability-Weighted Expected Return Method was used to evaluate scenarios for an IPO in March 2011, sale in June 2011, IPO in December 2011, sale in December 2011, IPO in June 2012, recapitalization and remaining private.

The Company evaluated the outcomes in each scenario by first determining the appropriate underlying security and number of shares to be issued based on the terms of the agreements and assumptions of when a future round of financing would be required. Where appropriate, the estimated Series D issue price and resulting number of shares were based on the estimated pre-money value of the Company as of the projected Series D issue date. In the IPO scenarios, mandatory conversion was assumed and preferred stock was treated on an as-if-converted basis. The Probability-Weighted Expected Return Method explicitly modeled the IPO and sale scenarios, and the Company relied on future exit values in the IPO and sale scenarios to estimate the future fair value of the warrants in each potential liquidity event. For the recapitalization and remain private scenarios, the exit event was assumed to be significantly postponed, therefore, the Company relied on the Option-Pricing Method to capture the optionality value of the equity instruments and used a Black-Scholes model to estimate the fair value of the warrants in these two scenarios. The estimated fair value of the warrants from each scenario were then probability-weighted according to the probabilities assigned to each scenario (and consistent with the common stock valuation) and discounted back to the valuation date using a risk-adjusted rate of return.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Eight

The Company further submits that it evaluated the warrants under ASC 480, Distinguishing Liabilities from Equity, and determined that the warrants were freestanding financial instruments that should be classified as a liability and recorded at fair value. The Company applied the valuation methodology described above, including the use of intrinsic value to determine the fair value of these instruments. The Company believes that this is the most appropriate methodology to estimate the fair value of the warrants given that the number of the warrants and the strike price are determined based on the next round of financing and the warrants terminate upon a liquidity event, so they cannot survive after an IPO or sale. Finally, the Probability-Weighed Expected Return Method selected in the valuation of preferred and common stock incorporates a discrete distribution of possible future outcomes, making the per share values of the underlying security “known” as of the future exit event dates.

Note 11. Net Loss Per Share of Common Stock, page F-32

23.	Please revise your disclosures for total convertible preferred stock warrants such that your quantitative disclosures and qualitative disclosures at note 7 for the total convertible preferred stock warrants are consistent. For example, at Note 5 and 7 you disclose that 10,000 convertible preferred stock warrants were issued in 2007 (Series A), 225,000 were issued in 2008 (Series B), and 913,056 were issued in 2009 (Series C). This disclosure is not consistent with your disclosures at page F-32 that 923,056 convertible preferred stock warrants were outstanding at December 31, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page F-32.

24.	Please revise your disclosure for the total “stock options to purchase common stock” outstanding at December 31, 2009 (2,657,500) to be consistent with the “number of shares underlying outstanding options” at Note 10 Stock-Based Compensation (2,662,500) or further advise us about why these amounts should be different.

In response to the Staff’s comment, the Company has revised its disclosure on page F-32.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

December 15, 2010

Page Nine

Please do not hesitate to contact me at (650) 843-5011 or Chad Mills at (650) 843-5654 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ Mark B. Weeks

Mark B. Weeks

cc:	Richard A. King, AcelRx Pharmaceuticals, Inc.
Chadwick L. Mills, Cooley LLP
David W. Pollak, Morgan, Lewis & Bockius LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM